Exhibit 99.1
FOR IMMEDIATE RELEASE
Contact:     Sridhar Ramasubbu
Wipro Limited
408 242 6285
Wipro records 41% growth in Revenue and 48% growth in Profits
Revenue from Global IT Services & Products Business — $ 589 million
Results for the Quarter ended September 30, 2006 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA — October 18, 2006 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its second fiscal quarter ended September 30, 2006.
Highlights for the Results:
➢	Total Revenue was Rs. 35.14 billion ($765 million1), representing an increase of 41% over the same period last year.

➢	Net Income was Rs. 696 billion ($152 million1), representing an increase of 48% over the same period last year.

➢	Global IT Services and Products Revenue was at Rs.27.17 billion ($591 million1), representing an increase of 44% over the same period last year.

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was at Rs. 6.65 billion ($145 million1), representing an increase of 48% over the same period last year.

➢	Global IT Services and Products added 54 new clients during the quarter.
Outlook for our Quarter ending December 31, 2006
Azim Premji, Chairman of Wipro, commenting on the results said “We believe that the focus we have on strategy and execution has continued to deliver robust results for the company. Our IT Services & Products business witnessed strong volume growth and operational improvements during our quarter ended September 30,2006. Our differentiated Services — Technology Infrastructure Services, Testing Services and Enterprise Application Services — have grown double digits sequentially. In addition, our Financial Solutions and Technology, Media, Transportation & Services (TMTS) Vertical demonstrated excellent traction and delivered superior performance. Our Global IT Services & Products business added 54 new clients during our quarter ended September 30,2006,11 of which were Global 500 or Fortune 1000 clients. Further, our BPO Services business also posted a strong Revenue growth and Operating Margin improvement, reinforcing our confidence that it is moving in the right direction of delivering industry-leading growth rates. Looking ahead, for the quarter ending December 31, 2006, we expect Revenue from our Global IT Services & Products business to be approximately $ 633 million.”
Suresh Senapaty, Chief Financial Officer of Wipro, said “During our quarter ended September 30, 2006, our Global IT Services & Products Revenue was $ 589 million, ahead of our guidance of $ 577

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 29, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US$1=Rs.45.95. However, the realized exchange rate in our Global IT Services and Products segment for the quarter ended September 30,2006 was US$1=Rs. 46.14 million for the quarter. On our margin front, operational improvements and superior BPO Services profitability helped us in significantly offsetting the pressure on profitability arising out of wage increases and non-cash charge of Restricted Stock Units issued during the quarter.”
Wipro Limited
Total Revenue for our quarter ended September 30, 2006 was Rs.35.14 billion ($765 million1), representing an increase of 41% over the same period last year. Net Income for our quarter ended September 30, 2006 was Rs. 6.96 billion ($152 million1), representing an increase of 48% over the same period last year. Earnings Per Share for our quarter ended September 30, 2006, were Rs. 4.89 ($0.111), representing an increase of 46% over the same period last year.
Global IT Services and Products (77% of Total Revenue and 89% of Operating Income for quarter ended September 30, 2006)
Our Global IT Services and Products business segment recorded Revenues of Rs. 27.17 billion2 ($591 million1) for our quarter ended September 30, 2006, representing an increase of 44% over the same period last year. EBIT for this segment was Rs.6.65 billion ($ 145 million1) for our quarter ended September 30, 2006, representing an increase of 48% over the same period last year. Operating Income to Revenue for this segment was 24.5% for our quarter ended September 30, 2006, representing an increase of 70 basis points compared to same period last year. This increase was primarily due to profitability in our BPO Services business and favorable employee mix.
Return on Capital Employed (ROCE) for this segment was 62% for our quarter ended September 30, 2006, compared to 61% for the same period last year.
We had 61,179 employees as of September 30, 2006, which includes 45,824 employees in our IT Services & Products business and 15,355 employees in our BPO Services business. The net addition of 5,328 employees in our IT Services business included 605 employees from our completed acquisitions during the quarter.
Our TMTS Vertical showed significant traction in Europe during our quarter ended September 30, 2006, which included a contract signed with a leading UK-based Media & Broadcasting firm for custom application work and a multi-million dollar deal with a leading Airline to provide a broad range of services covering infrastructure support, enterprise applications support and custom applications development.
We continue to lead the market in Our Technology Infrastructure services (TIS) & Testing Service-lines. Both these Service-lines grew 70%+ YoY. Our Enterprise Applications Services business grew 34% YoY. We won several contracts across all these service lines. Notable wins being - in TIS, a win from a large Telecom Service Provider for comprehensive network operations & support, in Testing, a large end to end testing engagement of a suite of Applications for a leading Oil & Gas Major and in our Enterprise Applications Services business, a large contract for a global SAP implementation & roll out from a global Oil major.

[2]	Global IT Services and Products segment Revenues were Rs. 27.2 billion for the quarter ended September 30, 2006 under the Indian GAAP. The difference of Rs. 32 million ($0.7 million1) is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 29, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US$1=Rs.45.95. However, the realized exchange rate in our Global IT Services and Products segment for the quarter ended September 30, 2006 was US$1=Rs. 46.14

We recently launched Global Total Outsourcing Services (TOS), which combines both Technology Infrastructure and Application Management and provisioning, on the back of our domestic success. TOS value proposition has helped us win two large deals — one in US from a leading Retailer & another in Europe from a large Utility company
Our Wipro BPO Services business segment also experienced strong growth during our quarter ended September 30, 2006, with significant wins in Telecommunications, Back-office Services and Banking.
Our Global IT Services and Products business added 54 new clients during the quarter, of which eleven were Global 500 or Fortune 1000 companies, comprised of 53 new clients in our IT Services and Products business (18 new Technology clients and 35 new Enterprise clients) and 1 new client in our BPO Services business.
The results of our previously disclosed acquisition of Quantech Global Services, a leading provider of Computer Aided Design and Engineering services, were consolidated into our financial statement operating results effective as of July 1, 2006.
Wipro was declared as the winner of the IT Outsourcing Service Provider of the year award instituted by the National Outsourcing Association (NOA). Wipro has been ranked sixth in the American Society for Training & Development’s 2006 BEST Awards Program. Wipro is among 39 organizations from India, South Africa, and the United States to receive the ASTD BEST Award and the only Indian IT organization to win the award three years in a row.
India and Asia-Pac IT Services and Products (14% of Total Revenue and 6% of Operating Income for our quarter ended September 30, 2006)
Our India and Asia-Pac IT Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 5.0 billion ($109 million1) for our quarter ended September 30, 2006, representing an increase of 28% over the same period last year. EBIT for this segment was Rs. 419 million ($9.1 million1) for our quarter ended September 30, 2006, representing an increase of 30% over the same period last year.
Our Operating Income to Revenue for this segment was 8.4% for our quarter ended September 30, 2006, representing an increase of approximately 20 basis points over the same period last year. ROCE for this segment was 63% for our quarter ended September 30, 2006, compared to 61% for the same period last year.
Consumer Care and Lighting (5% of Total Revenue and 3% of Operating Income for our Quarter ended September 30, 2006)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 1.87 billion ($41 million1) for our quarter ended September 30, 2006, representing an increase of 38% over the same period last year. EBIT for this segment was Rs. 245 million ($5.3 million1) for our quarter ended September 30, 2006, representing an increase of 29% over the same period last year.
Our Operating Income to Revenue for this segment was 13.1% for our quarter ended September 30, 2006, representing a decrease of approximately 90 basis points compared to the same period last year. ROCE for this segment was 41% for our quarter ended September 30, 2006, compared to 86% for the same period last year.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 29, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US$1=Rs.45.95. However, the realized exchange rate in our Global IT Services and Products segment for the quarter ended September 30, 2006 was US$1=Rs. 46.14

Our results for the quarter ended September 30, 2006, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Bombay Stock Exchange, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward- looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 29, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US$1=Rs.45.95. However, the realized exchange rate in our Global IT Services and Products segment for the quarter ended September 30, 2006 was US$1=Rs. 46.14

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

		Three months ended September 30,					Six months ended September 30,
		2005		2006		2006	2005		2006		2006
						Convenience					Convenience
						translation					translation
						into US$					into US$

	Note	unaudited		unaudited		unaudited	unaudited		unaudited		unaudited
Revenues:
Global IT Services and Products
IT Services		Rs.	17,052.15	Rs.	24,875.88	$541.37	Rs.	32,653.98	Rs.	47,289.39	$1,029.15
BPO Services			1,824.02		2,303.02	50.12		3,652.06		4,402.22	95.80
India and AsiaPac IT Services and Products
Services			1,422.73		2,076.98	45.20		2,845.34		3,685.25	80.20
Products			2,479.08		2,921.89	63.59		4,468.82		5,669.80	123.39
Consumer Care and Lighting			1,358.75		1,870.81	40.71		2,681.02		3,520.80	76.62
Others			829.68		1,089.31	23.71		1,530.37		1,882.74	40.97
Total			24,966.41		35,137.89	764.70		47,831.59		66,450.19	1,446.14

Cost of Revenues:

Global IT Services and Products
IT Services			1 1,065.97		16,467.49	358.38		20,908.81		31,084.87	676.49
BPO Services			1,390.26		1,498.67	32.62		2,862.53		2,991.92	65.11
India and AsiaPac IT Services and Products
Services			829.86		1,191.44	25.93		1,680.27		2,082.63	45.32
Products			2,219.88		2,642.92	57.52		3,986.08		5,131.03	111.67
Consumer Care and Lighting			878.44		1,242.64	27.04		1,704.27		2,299.03	50.03
Others			614.21		797.95	17.37		1,139.13		1,433.41	31.19
Total			16,998.62		23,841.12	518.85		32,281.09		45,022.88	979.82
Gross Profit			7,967.79		11,296.77	245.85		15,550.50		21,427.31	466.32

Operating Expenses:
Selling and marketing expenses			(1,599.45)		(2,160.05)	(47.01)		(3,239.50)		(4,196.50)	(91.33)
General and administrative expenses			(1,261.57)		(1,793.86)	(39.04)		(2,432.53)		(3,271.93)	(71.21)
Research and development expenses			(46.31)		(70.69)	(1.54)		(88.86)		(128.02)	(2.79)
Amortization of intangible assets			(10.54)		(88.26)	(1.92)		(25.08)		(141.76)	(3.09)
Foreign exchange gains / (losses), net			55.29		2.38	0.05		(92.94)		(16.38)	(0.36)
Others, net			13.44		282.00	6.14		32.20		304.85	6.63
Operating Income			5,118.65		7,468.29	162.53		9,703.79		13,977.56	304.19
Other income, net			293.53		471.19	10.25		507.15		978.70	21.30
Equity in earnings/(losses) of affiliates			82.95		92.01	2.00		139.20		157.37	3.42
Income before income taxes, minority interest and cumulative effect of change in accounting principle			5,495.13		8,031.49	174.79		10,350.14		15,113.63	328.91
Income taxes			(790.95)		(1,068.22)	(23.25)		(1,376.98)		(2,047.44)	(44.56)
Minority interest			—		—	—		(1.40)		—	—
Income before cumulative effect of change in accounting principle			4,704.18		6,963.27	151.54		8,971.76		13,066.19	284.36
Cumulative effect of change in accounting principle								—		39.09	0.85
Net income		Rs.	4,704.18	Rs.	6,963.27	$151.54	Rs.	8,971.76	Rs.	13,105.28	$285.21
Earnings per equity share
Basic
Income before cumulative effect of change in accounting principle			3.35		4.89	0.11		6.40		9.19	0.20
Cumulative effect of change in accounting principle			—		—	—		—		0.03	0.00
Net income			3.35		4.89	0.11		6.40		9.22	0.20
Diluted
Income before cumulative effect of change in accounting principle			3.32		4.83	0.11		6.33		9.08	0.20
Cumulative effect of change in accounting principle			—		—	—		—		0.03	0.00
Net income			3.32		4.83	0.11		6.33		9.10	0.20
Weighted average number if equity shares used in computing earnings per equity share:
Basic			1,403,065,125		1,424,691,434			1,401,305,426		1,422,047,916
Diluted			1,416,017,738		1,442,389,536			1,417,562,951		1,439,517,160

Additional Infomiation
Operating Income
IT Services			4,279.35		6,203.38	135.00		8,213.41		11,845.31	257.79
Acquistions			—		(94.14)	(2.05)		—		(223.15)	(4.86)
BPO Services			221.11		543.87	11.84		355.23		942.43	20.51
Global IT Services and Products			4,500.46		6,653.11	144.79		8,568.64		12,564.59	273.44
India and AsiaPac IT Services and Products			321.04		418.93	9.12		578.68		772.34	16.81
Consumer Care and Lighting			190.13		245.19	5.34		375.95		475.78	10.35
Others			134.49		148.11	3.22		233.24		220.62	4.80
Reconciling Items			(27.47)		2.89	0.06		(52.72)		(55.83)	(1.21)
Total			5,118.65		7,468.29	162.53		9,703.79		13,977.56	304.19

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

		As of September 30,				As of March 31,
		2005		2006	2006	2006
					Convenience
					translation
					into US$
	NOTE	unaudited		unaudited	unaudited
ASSETS
Current assets:
Cash and cash equivalents		Rs.	4,214.08	4,143.97	$90.18	Rs.	8,857.70
Investments in liquid and short-term mutual funds			27,715.50	33,046.40	719.18		30,328.42
Accounts receivable, net of allowances			16,889.74	24,698.81	537.51		20,593.11
Costs and earnings in excess of billings on contracts in progress			4,539.89	5,439.48	118.38		4,336.06
Inventories			1,736.74	2,425.60	52.79		2,064.61
Deferred income taxes			111.79	220.17	4.79		168.28
Other current assets			4,157.42	6,297.26	137.05		5,463.04

Total current assets			59,365.16	76,271.67	1,659.88		71,811.22
Property, plant and equipment, net			15,211.91	21,195.07	461.26		17,777.40
Investments in affiliates			908.44	1,200.45	26.13		1,043.09
Deferred income taxes			227.27	55.84	1.22		182.91
Intangible assets, net			352.87	2,376.42	51.72		854.33
Goodwill			5,924.87	11,454.87	249.29		7,480.85
Other assets			1,244.04	1,528.00	33.25		1,243.99

Total assets		Rs.	83,234.56	114,082.31	$2,482.75	Rs.	100,393.78

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings from banks and foreign state institutions		Rs.	1,175.10	807.43	$17.57	Rs.	704.55
Current portion of long-term debt			—	89.86	1.96		—
Accounts payable			3,588.38	4,589.65	99.88		4,145.96
Accrued expenses			5,525.82	7,711.19	167.82		6,600.63
Accrued employee costs			3,750.21	4,884.59	106.30		4,425.12
Advances from customers			1,718.03	2,212.21	48.14		1,616.26
Other current liabilities			3,018.89	5,632.13	122.57		3,614.41

Total current liabilities			18,776.43	25,927.07	564.25		21,106.94
Long-term debt, excluding current portion			—	105.65	2.30		—
Deferred income taxes			0.00	468.08	10.19		127.46
Other liabilities			327.44	460.86	10.03		395.04

Total Liabilities			19,103.87	26,961.66	586.76		21,629.44

Minority interest			(0.00)	—	—		—
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,414,957,082, 1,425,754,267 and 1,434,563,895 shares as of September 30, 2005, March 31 and September 30, 2006			2,829.91	2,869.13	62.44		2,851.51
Additional paid-in capital			11,116.80	17,532.90	381.56		14,318.65
Accumulated other comprehensive income			321.71	575.90	12.53		433.70
Retained earnings			49,862.35	66,142.80	1,439.45		61,160.56
Equity Shares held by a controlled Trust:			(0.08)	(0.08)	(0.00)		(0.08)
7,893,060 and 7,869,060 shares as of September 30, 2005 and 2006

Total stockholders’s equity			64,130.69	87,120.65	1,895.99		78,764.34

Total liabilities and Stockholder’s equity		Rs.	83,234.56	$114,082.31	$2,482.75	Rs.	100,393.78